Exhibit 12.1

Boyd Gaming Corporation

Computation of Ratio of Earnings to Fixed Charges

($ in thousands, except for ratios)

(unaudited)

	Year End December 31
	2011	2010 (a)+(b)	2009	2008	2007
Earnings to Fixed Charges:
Earnings:
Income from continuing operations	$(6,278)	$20,486	$5,317	$(249,536)	$184,935
Equity earnings		(8,146)	(72,126)	(56,356)	(83,136)
Fixed charges	254,867	184,862	153,181	154,347	162,893
(1) Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees		1,910	60,136	19,579	70,570
Guaranteed pre-tax losses of equity investees	—	—	—	—	—
Additions	248,589	199,112	146,508	(131,966)	335,262
Capitalized interest	—	—	378	37,667	18,060
Dividends on preferential securities	—	—	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries
Subtractions	—		378	37,667	18,060
Earnings		199,112	146,130	(169,633)	317,202
Fixed Charges:
Interest expensed	250,731	180,558	146,830	110,146	137,573
Interest capitalized	354	—	378	37,667	18,060
(2) Amortization of debt issuance costs	—	—	—	—	—
(3) Interest component of rental expense	3,782	4,304	5,973	6,534	7,260
Dividend requirements on preferential securities	—	—	—	—	—
Fixed Charges	254,867	184,862	153,181	154,347	162,893
Ratio of earnings to fixed charges	—	1.1x			1.9x
Deficiency of earnings to fixed charges	$(6,278)	$—	$(7,051)	$(323,980)	$—

(a)	Balances have been retrospectively adjusted to reflect acquisition method accounting related to the change in control of Borgata on March 24, 2010. On March 24, 2010, as a result of the amendment to our operating agreement with MGM (our original 50% partner in Borgata), which provided, among other things, for the termination of MGM’s participating rights in the operations of Borgata, we effectively obtained control of Borgata. This resulting change in control required acquisition method accounting in accordance with the authoritative accounting guidance for business combinations.
(b)	Reflects revisions to previously reported amounts due to the correction an immaterial error related to the consolidation of a variable interest entity. Such revisions had no impact on net income or basic and diluted net income per share, as previously reported.
(1)	Included in interest expense, and therefore in the fixed charge add back
(2)	Included in interest expense
(3)	Assumed to be the one-third estimate used in the indenture calculations, as all leases are operating, and don’t have a prescribed interest factor.